U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 1902, Building C, King Long International Mansion

No. 9 Fulin Road

Beijing, 100107

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

The Registrant’s Board of Directors has approved entry into new employment agreements with key members of management to align their interests with the favorable operating performance of the Registrant. To ensure management's long-term commitment to the Registrant and to demonstrate the Registrant's similar commitment, the new employment agreements will provide that a voluntary departure by the member of management or termination for cause will result in immediate cancellation of unvested stock and option awards and that a termination without cause by the Registrant will result in severance payments to such members of management. The terms of such employment agreements will be negotiated with each of the Chief Executive Officer, Chief Financial Officer and Chief Technology Officer.

In addition, the Board of Directors approved grants of restricted stock to management that are forfeited and cancelled automatically in the event the company fails to meet certain operating performance goals. The Registrant has previously elected to follow home country practice in the issuance of securities as compensation, and this grant is not made pursuant to the terms of any shareholder-approved incentive plan. To avoid cancellation of some or all of such grants, (a) the Registrant must have positive gross margin (equal to total revenue minus cost of goods sold) for the audited fiscal year then ended; (b) the Registrant’s audited total revenues must hit certain target levels and (c) the recipient must be employed by the Registrant as of the time of the filing of the annual report for the fiscal year then ended. The Board of Directors has approved a grant of, in aggregate, 3,010,000 ordinary shares, all of which may be forfeited in the event of a failure of the above terms. Shenping Yin and Guoqiang Chen will each be granted 1,354,500 shares and Jia Liu will be granted 301,000 shares, subject to forfeiture. Assuming the Registrant has positive gross margin and the recipient remains employed as discussed above, the Recipient will receive the below net grants of shares for each of the years ending June 30, 2017, 2018 and 2019 if the Registrant’s total revenues reach the following levels:

	Total Revenue for Year Ending June 30, 2017				Total Revenue for Year Ending June 30, 2018				Total Revenue for Year Ending June 30, 2019
Recipient	Less than RMB 51.3 Million	At least RMB 51.3 Million	At least RMB 55.5 million	At least RMB 59.8 million	Less than RMB 66.7 Million	At least RMB 66.7 Million	At least RMB 72.2 Million	At least RMB 77.8 Million	Less than RMB 86.7 Million	At least RMB 86.7 Million	At least RMB 93.9 Million	At least RMB 101.1 Million
Shenping Yin	0	202,500	292,500	360,000	0	247,500	382,500	432,000	0	292,500	495,000	562,500
Guoqiang Chen	0	202,500	292,500	360,000	0	247,500	382,500	432,000	0	292,500	495,000	562,500
Jia Liu	0	45,000	65,000	80,000	0	55,000	85,000	96,000	0	65,000	110,000	125,000
Total	0	450,000	650,000	800,000	0	550,000	850,000	960,000	0	650,000	1,100,000	1,250,000

Prior to the filing of the annual report for the years ending June 30, 2017, 2018 and 2019, the shares granted to such individuals may not be sold, transferred, hypothecated, voted or otherwise used for any purpose, and any shares that are not earned as stated above will be automatically cancelled without payment by the transfer agent of the Registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RECON TECHNOLOGY, LTD

December 9, 2016	By:	/s/ Shenping Yin
Shenping Yin
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer